UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 001-32327

(Check one):  ☐ Form 10-K    ☐ Form 20-F    ☒ Form 10-Q    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: November 30, 2004

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

☐ Transition Report on Form N-CSR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant: The Mosaic Company

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 12800 Whitewater Drive

City, State and Zip Code: Minnetonka, Minnesota 55343

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a	)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b	)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c	)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Mosaic Company will not be able to file its quarterly report on Form 10-Q for the fiscal quarter ended November 30, 2004 on a timely basis without unreasonable effort and expense, because additional time is needed to complete a review of a technical tax accounting issue in its Brazilian operations and to finalize additional footnote information relating to debt guarantees recently issued by the Company and certain of its subsidiaries. The Company believes the Form 10-Q will be completed on or before January 19, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lawrence W. Stranghoener	(952)	984-0316
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    The Mosaic Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 14, 2005	By:	/s/ Lawrence W. Stranghoener
Name: Lawrence W. Stranghoener
Title: Executive Vice President and Chief Financial Officer

Instruction: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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